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                                            October 25, 2005

BY FACSIMILE AND HAND

Ms. Sandra Stokes
Mr. Terry French
Mr. Alonso Rodriguez
Albert Pappas, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

      RE:   Brookdale Senior Living Inc.
            Registration Statement on Form S-1 (File No. 333-127372)


Ladies and Gentlemen:

      On behalf of Brookdale Senior Living Inc., a Delaware corporation (the "Company"), in response to the Staff's comment number 12 in its letter dated October 21, 2005, our conference call on October 24, 2005 and our conference call on October 19, 2005 regarding comments 23-25 in the Staff's previous letter dated October 10, 2005, we respectfully submit examples of reports used by our chief operating decision makers ("CODM"). The attached reports detail the occupancy, revenue, operating expenses and net operating income for each facility. Please note that the Company is currently in the process of consolidating its reporting as a result of the formation transaction. Accordingly, the reports for each of the 380 facilities provided to you are summarized by individual company - Brookdale Living Communities, Inc., Alterra Healthcare Corporation, Fortress CCRC portfolio (a/k/a NBA) and the Prudential Portfolio.

      In reviewing the attached schedules you will note that only facility occupancy, revenue, operating expenses and net operating income are provided to the CODM. While a number of services are provided to our residents at each of the these facilities, the CODM does not differentiate between the various services provided to the residents and views the fees earned and expenses incurred for these services as the facility's net operating income. The Company would also like to point out to the Staff the wide range of net operating margins for the properties attached.

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      Consistent with our conversation, the Company has reviewed the discrete financial information for each of the 380 facilities that is provided to the CODM under the provisions of FAS 131, paragraph 17, for aggregating reporting segments. The Company has concluded that its economic characteristics, based on the nature of its products and services, the nature of its production process, the type and class of customer for its products and services, and the methods used to distribute its products and services, are similar. However, each facility's net operating income and related margin vary significantly across the portfolio. Under this analysis, the Company has concluded that it cannot apply the provisions of FAS 131, paragraph 17, or meet the quantitative thresholds of FAS 131, paragraphs 18 and 19, to get to ten operating segments or less as outlined in FAS 131, paragraph 24 based upon the information used by the CODM.

      The Company has determined that the most meaningful presentation is to aggregate and report segments under FAS 131, paragraph 19, along product lines. We have defined the product line reporting segments as: (i) retirement centers, including independent living facilities and continuing care retirement communities that provide a wide range of services to their residents, (ii) free-standing assisted living communities that provide specialized care (consisting of assistance with two or three activities of daily living (ADLs)) and including Alzheimer's and other dementia programs, and (iii) third party management services. These individual reportable segments share the majority of the aggregation criteria in paragraph 17 namely, similar product type, services, customers, etc. This presentation is considered consistent with the description of the Company's product offerings in the filing and provides comparable operating information to what others in the industry (e.g., American Retirement Corporation) are disclosing. An excerpt from American Retirement's most recent Quarterly Report on Form 10-Q describing its reporting segments is also attached to this letter.

      We previously have provided to you the Company's revised segment disclosure in the correspondence sent to your office on October 20, 2005. The Company believes that these reporting segments represent the most practical and meaningful approach to display to the financial reader required segment information relating to the 380 individual facilities.

      Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

                                         Very truly yours,

                                         /s/ Joseph A. Coco

                                         Joseph A. Coco, Esq.